Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 21, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz; Mr. Kenneth Ellington

Re:	CPG Vintage Access Fund III, LLC (File No. 811-23452)

Dear Messrs. Bartz and Ellington:

On behalf of CPG Vintage Access Fund III, LLC (the “Fund”), transmitted for filing with the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”) under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Amendment is marked to show changes from the version of the Confidential Memorandum (the “Memorandum”) included in the Registration Statement filed with the Commission on July 3, 2019. These changes consist of those made in response to comments of the staff (the “Staff”) of the Commission relating to the Registration Statement, provided in Mr. Bartz’s letter to me dated July 26, 2019 and by Mr. Ellington to me by telephone on July 29, 2019, as well as various stylistic changes and disclosure clarifications and refinements.

Set forth below is a summary of the Staff’s comments, and the Fund’s responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

CONFIDENTIAL MEMORANDUM

Summary of Terms — Investment Program (Page 4)

Comment 1.          The first full paragraph on page 4 of the Memorandum states that “[t]he Adviser may invest the Fund’s assets in Investment Funds that engage in investment strategies other than those described in this Memorandum.” Please confirm to us that all of the Fund’s investment policies (including, indirectly, those that the Fund is exposed to through the Investment Funds) are disclosed in the Memorandum, as required by Item 8.2.d and Item 17 of Form N-2. Also, please inform us how shareholders will be notified if the Fund’s investment strategies are changed.

Response 1.           As of its date, the Memorandum will disclose the Fund’s material investment policies, including, to the extent disclosed, indirectly, those that the Fund is exposed to through the Investment

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

August 21, 2019

Funds, as required by Item 8.2.d and Item 17 of Form N-2. To the extent additional material investment policies will be used in the future, additional disclosure will be provided either: (i) prior to the Final Closing, in the form of revised Memoranda or supplements to the Memorandum; or (ii) subsequent to the Final Closing, in the Fund’s annual report to investors.

Summary of Terms — Commitment Strategy (Page 6)

Comment 2.          This section states that the Fund may make commitments to Investment Funds that, in the aggregate, exceed the total commitments from the Fund’s Investors. Please supplementally explain to us the specific details of how the Fund will be able to provide adequate cover to allow it to satisfy all of its unfunded investment commitments. We may have additional comments after reviewing your response.

Response 2.          The Adviser advises us that the Fund expects to satisfy such commitments through a combination of cash on hand, capital calls, distributions from underlying funds (which may be retained by the Fund and reinvested or distributed to Investors and designated as recyclable) and, as necessary, borrowings or sales of portfolio securities.

Summary of Terms — Investment Period (Page 6)

Comment 3.           This section states that the net proceeds of the offering will be used to implement the Fund’s investment program, “and otherwise for its operations.” Please disclose the principal purposes for which the net proceeds of the offering are intended, and the approximate amount intended to be used for each purpose. See Item 7.1 of Form N-2. Also, this section states that the commitment of capital to Investment Funds is expected to be made within six months after the end of the Vintage Period. Please disclose in this section the reasons for this expected delay. See Guide 1 to Form N-2.

Response 3.           The Adviser has advised us that the net proceeds of this offering will be used solely to implement the Fund’s investment program and for the payment of Fund fees and expenses. In addition, the Adviser has advised us that, due to the nature of the subscription process for Investment Funds, the Fund may identify an Investment Fund during the Vintage Period but not be able to commit capital to such Investment Fund immediately, resulting in the estimated six month “delay” described in the Memorandum. However, we believe that neither of the referenced sections of Form N-2 are applicable to the Fund. We respectfully note that, insofar as the Fund is registered only under the 1940 Act, Instruction G.3 to Form N-2 provides that the Fund’s Registration Statement need not contain a response to Item 7 (Use of Proceeds). We believe, therefore, that the referenced disclosure in “Summary of Terms—Investment Period” is appropriate as currently drafted.

Summary of Terms — Capital Calls (Page 9)

Comment 4.           This section lists the various actions the Adviser may take if a shareholder defaults on its capital commitments, and then states that the Adviser, in its sole discretion, may not take these actions. Please disclose the circumstances when the Adviser will not take these actions.

Response 4.          The referenced disclosure has been revised as follows: “While the Adviser, in its sole discretion, may take any actions with respect to a Defaulting Investor—including, without limitation, any or all of the actions listed above—the Adviser is not required to do so if it were to determine that no action is in the best interests of the Fund.

Securities and Exchange Commission

August 21, 2019

Summary of Fund Expenses (Page 26)

Comment 5.          Footnote (1) to the fee table in this section states that the minimum Commitment to the Fund is $50,000, which may be reduced in the sole discretion of the Adviser. Please also disclose in this footnote and throughout the prospectus that, as disclosed in the section captioned “The Offering” on page 7 of the prospectus, the minimum Commitment may not be reduced below $25,000.

Response 5.           The requested revisions have been made in the Amendment.

Types of Investments and Related Risk Factors — General Risks — Possible Exclusion of Investors Based on Certain Detrimental Effects (Page 52)

Comment 6.           This section describes several reasons why the Fund may transact a forced sale of an Investor’s Units. Some of the reasons provided for a forced sale are very subjective, e.g., continued ownership by the Investor “may be harmful or injurious to the business or reputation of the Fund,” or if “the Board determines that it would be in the best interests of the Fund.” These criteria could be used to discriminate unfairly against an Investor. Rule 23c-2 under the 1940 Act permits a fund to conduct involuntary redemptions of its shares from shareholders provided that, if less than all outstanding shares are redeemed, there is no unfair discrimination against any shareholder. Please explain to us how the criteria described above are consistent with the provisions of Rule 23c-2.

Response 6.          The Adviser notes that, when the Board is considering whether to involuntarily redeem an Investor, it will consider whether the Fund will be unfairly discriminating against the Investor and its determinations will be recorded with particularity in the Fund’s minutes. Thus, the minutes will provide a record of the Board’s acting in a manner consistent with Rule 23c-2. The Board has been informed of the Staff’s comment in connection with the registration of similarly-structured funds.

Management of the Fund (Page 57)

Comment 7.           We note that much of the information for this section will be provided in a subsequent amendment to the Registration Statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Fund’s directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund. See Item 18.17 of Form N-2.

Response 7.          The Amendment includes all information required by Item 18 of Form N-2.

GENERAL COMMENTS

Comment 8.          Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your Registration Statement.

Response 8.           The Fund has not submitted, and does not intend to submit, any exemptive applications or no-action requests in connection with the Registration Statement.

Comment 9.           Responses to this letter should be in the form of an amendment filed pursuant to the 1940 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Securities and Exchange Commission

August 21, 2019

Response 9.          The requested format has been followed.

ACCOUNTING COMMENTS

Comment 10.          Please explain how the Fund will comply with Accounting Standards Codification (ASC) Topic 820 if neither the Adviser’s valuation committee nor the Adviser generally will have sufficient information in order to be able to confirm or review the accuracy of valuations provided by an Investment Fund.

Response 10.          As disclosed in the Memorandum, the Adviser generally will value the Fund’s investment in Investment Funds using the “practical expedient.” Specifically, the Adviser generally will value the Fund’s investments in Investment Funds using the net asset value (“NAV”) practical expedient, in accordance with ASC 820-10-35-59 (“Topic 820”). Topic 820 contains a practical expedient provision which allows entities to determine the fair value of an investment based upon the Investment Fund’s NAV provided the Investment Fund falls within the scope of ASC 946. The Adviser evaluates the Investment Fund’s fair value process to ensure it has adequate controls and an effective process in place to estimate the fair value of its investments that make up its NAV. The evaluation made by the Adviser may include initial and ongoing diligence, monitoring of financial reporting, review of and reputation of the independent audit relationship, and history of any NAV adjustments, amongst other things. In accordance with ASC 820-10-35-60 to the extent the NAV of the Investment Fund obtained is not as of the Fund’s measurement date or not calculated in accordance with ASC 946, the Adviser will consider whether an adjustment to the Investment Fund’s most recent NAV is necessary.

Comment 11.          Please confirm the purpose of the “make-up payment” and the accounting thereof, including citations to applicable U.S. generally accepted accounting principles.

Response 11.          Investors who subscribe to the Fund at the Initial Closing begin to incur Fund fees and expenses immediately, whereas those Investors who subscribe to the Fund at subsequent closings benefit from a delay. So that subscribers at the Initial Closing and subsequent Investors are treated accordingly, the Fund charges the make-up payment, which is paid only by Investors in subsequent closings. Any make-up payment is in addition to an Investor’s Commitment. The amount of the make-up payments will be paid to and retained as assets of the Fund. While there is no direct authoritative guidance, Fund management believes the proper accounting treatment – and common practice – is for the make-up payments to be recorded as a credit to the Fund’s paid in capital, much like other shareholder fees.

* * * * * * * *

Should you have any questions or comments, please feel free to contact me at 212.969.3381 (lgoldstein@proskauer.com) or Brad A. Green of this office at 212.969.3359 (bgreen@proskauer.com).

Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:	Stuart H. Coleman
Brad A. Green